UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras puts platform vessel into pre-salt production

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Rio de Janeiro, December 31, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it put into production today the Sepetiba platform vessel, in the Mero field, Libra block, in the pre-salt Santos Basin.

This is Mero's third production system, with the capacity to produce up to 180 thousand barrels of oil a day and compress up to 12 million cubic meters of gas. The platform is an FPSO, or floating production, storage and offloading unit.

FPSO Sepetiba is part of a production system that includes drilling and preparing the well for production (completion) of eight producer wells and eight water and gas injection wells that are being interconnected to the unit.

The unit has innovative technologies to increase production efficiency and also enable the CCUS (Carbon Capture, Utilization and Storage) activity, where CO2-rich gas is reinjected into the reservoir and reduces greenhouse gas emissions into the atmosphere.

Petrobras chartered the FPSO Sepetiba from SBM, which also built it, to be the third production unit in the Mero field, out of a total of five, since two are yet to be installed.

Mero produces around 230 thousand barrels of oil and 15 million m3 of gas every day. It is a unitized field, operated by Petrobras (38.6%), in partnership with Shell Brasil (19.3%), TotalEnergies (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%), as the Federal Government's representative in the non-contracted area.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer